UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 27, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Amyris, Inc.

File No. 333-166135 - CF#25347

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Amyris, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on April 16, 2010.

Based on representations by Amyris, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.03	through	December 22, 2012
Exhibit 4.05	through	May 26, 2013
Exhibit 4.19	through	June 21, 2013
Exhibit 10.02	through	January 14, 2014
Exhibit 10.03	through	January 14, 2014
Exhibit 10.10	through	April 29, 2013
Exhibit 10.14	through	April 14, 2020
Exhibit 10.15	through	April 14, 2020
Exhibit 10.46	through	June 21, 2020
Exhibit 10.47	through	June 24, 2015
Exhibit 10.48	through	June 24, 2015
Exhibit 10.50	through	June 24, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela A. Long
Assistant Director